Exhibit 99.1
STATS ChipPAC Reports Fourth Quarter and Full Year 2008 Results
Singapore — 2/11/2009, United States — 2/11/2009 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced results for the fourth quarter and full year 2008.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “Revenue for the full year 2008 of $1,658.2 million increased by 0.4% over prior year and net income for the full year 2008 of $25.7 million decreased 72.6% compared to full year 2007. Fourth quarter 2008 revenue of $324.6 million decreased 31.9% over prior year and 31.3% sequentially over prior quarter. Our fourth quarter revenue reflected the contraction in demand for our services as our customers responded to the global economic crisis with sharp reduction in new build orders and aggressively reduced their inventories. In response to the severe operating environment, we took aggressive actions to reduce our operating costs that included reduction in capital expenditures and our global workforce.”
Net income for full year 2008, including $19.8 million in restructuring charges and $21.1 million in equipment impairment charges, was $25.7 million or $0.01 of net income per diluted ordinary share, compared to net income of $93.7 million or $0.04 of net income per diluted ordinary share in 2007. Net loss for fourth quarter of 2008, including $13.8 million in restructuring charges, was $22.1 million or $0.01 of net loss per diluted ordinary share, compared to net income of $41.3 million or $0.02 of net income per diluted ordinary share in the fourth quarter of 2007.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “We ended the year with $352.8 million of cash, cash equivalent, short and long term marketable securities and $473.5 million of debt, compared to $258.0 million and $664.6 million respectively in the prior year. Gross margin for fourth quarter of 2008 was 11.6% compared to 19.5% over prior year, and 18.5% in the prior quarter. Operating margin for fourth quarter of 2008 was (4.1)% of revenue, compared to 11.4% over prior year and 4.6% in the prior quarter. Fourth quarter 2008 operating margin included restructuring charges of $13.8 million, or 4.2% of revenue. Capital spending in the fourth quarter and full year 2008 were $22.4 million and $239.0 million or 6.9% and 14.4% of revenue respectively compared to $67.8 million and $268.8 million or 14.2% and 16.3% respectively in the prior year.”
Forward-looking Statements
Certain statements in this release, including statements regarding expected future financial results, restructuring charges and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com declines in average selling prices; our proposed capital reduction and cash distribution; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the U.S. Securities Exchange Act of 1934, as amended; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”); our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 7, 2008. You should not unduly rely on such statements. We do not intend, and do not assume any obligation to update any forward-looking statements to reflect subsequent events or circumstances.
Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our fourth quarter of 2008 ended on December 28, 2008, while our fourth quarter of 2007 ended on December 30, 2007. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 30,	December 28,	December 30,	December 28,
	2007	2008	2007	2008
Net revenues	$476,676	$324,613	$1,651,560	$1,658,188
Cost of revenues	(383,800)	(286,812)	(1,330,284)	(1,383,797)

Gross profit	92,876	37,801	321,276	274,391

Operating expenses:
Selling, general and administrative	29,955	28,959	112,593	118,337
Research and development	8,742	8,441	34,918	37,825
Restructuring charges	—	13,760	990	19,790
Equipment impairment	—	—	—	21,091
Accelerated share-based compensation	—	—	—	1,562
Tender offer expenses	—	—	10,922	—
Impairment of assets held for sale	—	—	1,725	—

Total operating expenses	38,697	51,160	161,148	198,605

Operating income (loss)	54,179	(13,359)	160,128	75,786
Other income (expenses), net	(5,581)	(8,999)	(31,045)	(26,464)

Income (loss) before income taxes	48,598	(22,358)	129,083	49,322
Income tax benefit (expense)	(5,336)	378	(29,581)	(19,172)

Income (loss) before minority interest	43,262	(21,980)	99,502	30,150
Minority interest	(1,916)	(169)	(5,818)	(4,448)

Net income (loss)	$41,346	$(22,149)	$93,684	$25,702

Net income (loss) per ordinary share:
Basic	$0.02	$(0.01)	$0.05	$0.01
Diluted	$0.02	$(0.01)	$0.04	$0.01

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	2,047,333	2,202,192	2,032,962	2,143,934
Diluted	2,209,813	2,202,192	2,188,687	2,146,249

Key Ratios and Information:
Gross Margin	19.5%	11.6%	19.5%	16.5%
Operating Expenses as a % of Revenue	8.1%	15.7%	9.8%	11.9%
Operating Margin	11.4%	(4.1)%	9.7%	4.6%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$69,946	$68,376	$256,913	$286,428
Capital Expenditures	$67,778	$22,441	$268,754	$239,020

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$1,111	$98	$4,783	$905
Selling, general and administrative	636	124	3,118	875
Research and development	192	36	968	228
Accelerated share-based compensation	—	—	—	1,562

	$1,939	$258	$8,869	$3,570

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 30,	December 28,
	2007	2008
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$242,691	$337,230
Accounts receivable, net	271,360	139,520
Inventories	83,312	60,717
Other current assets	38,489	33,841

Total current assets	635,852	571,308

Marketable securities	15,296	15,587
Property, plant and equipment, net	1,276,490	1,216,342
Investment in equity investee	10,350	9,001
Goodwill and intangible assets	588,712	595,894
Other non-current assets *	70,254	38,931

Total assets	$2,596,954	$2,447,063

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$235,044	$148,931
Other current liabilities	128,417	152,836
Short-term debts	240,781	76,953

Total current liabilities	604,242	378,720
Long-term debts	423,853	396,500
Other non-current liabilities	125,093	64,144

Total liabilities	1,153,188	839,364

Minority interest	59,797	59,042

Shareholders’ equity	1,383,969	1,548,657

Total liabilities and shareholders’ equity	$2,596,954	$2,447,063

*	Includes $1.0 million and $1.6 million of non-current restricted cash as of December 28, 2008 and December 30, 2007, respectively.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	4Q 2007	3Q 2008	4Q 2008
Net Revenues by Product Line
Packaging — laminate	54.5%	58.7%	55.0%
Packaging — leaded	19.3%	17.5%	18.0%
Test and other services	26.2%	23.8%	27.0%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	54.6%	51.7%	48.2%
Personal Computers	16.2%	15.8%	21.8%
Consumer, Multi-applications and Others	29.2%	32.5%	30.0%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	75.8%	71.4%	69.0%
Europe	3.1%	5.2%	8.3%
Asia	21.1%	23.4%	22.7%

	100.0%	100.0%	100.0%

Number of Testers	1,051	994	977
Number of Wirebonders	4,519	4,760	4,684

Overall Equipment Utilization Rate	79%	70%	48%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com